SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 18, 2020

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, P.O. BOX 2112 Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD. (Registrant)

Date: November 18, 2020	By:	/s/ Ofira Bar
Name: Ofira Bar
Title: Chief Financial Officer

MTS Announces 2020 Second quarter Financial Results

Powder Springs, Georgia, USA / Ra’anana, Israel - November 18, 2020 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact centre software, today released its financial results for the three and six months ended June 30, 2020.

The Company recorded revenues of $948,000 for the three months ended June 30, 2020, compared with $1,317,000 for the three months ended June 30, 2019. Net loss from continuing operation, including one-time non-cash impairment charges of $617,000, amounted to $628,000 or $0.11 per diluted share for the three months ended June 30, 2020 compared with a net loss from continuing operation of $76,000, or $0.02 per diluted share, for the comparable period in 2019. On a non-GAAP basis (as described and reconciled below), the Company incurred a net loss of $4,000 or $0.00 per diluted share, for the three months ended June 30, 2020 compared with a net loss of $65,000, or $0.01 per diluted share, for the comparable period in 2019.

The Company recorded revenues of $2.1 million for the six months ended June 30, 2020 compared with $2.6 million for the comparable period in 2019. Net loss from continuing operation, including one-time, non-cash impairment charges of $617,000 amounted to $660,000, or $0.12 per diluted share, for the six months ended June 30, 2020 compared with a net loss from continuing operation of $206,000, or $0.04 per diluted share for the comparable period in 2019. On a non-GAAP basis (as described and reconciled below), the Company posted a net loss of $29,000, or $0.01 per diluted share for the six months ended June 30, 2020 compared with a net loss of $183,000, or $0.03 per diluted share for the comparable period in 2019.

During 2018 an institutional investor invested, $1.5 million in a newly-created class of convertible preferred shares and $0.2 million in ordinary shares of the Company. During 2020 and 2019, the institutional investor partially exercised its greenshoe option and purchased additional $1.5 million of the convertible preferred shares, which are convertible into ordinary shares on a one for one basis.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in 2020 reflect the efficiency plan we implemented during 2019 in order to adjust our operating expenses attributable to the declining sales and to improve our operating margins.  Excluding the impact of the one-time non-cash impairment charges, our net loss for the quarter was $4,000 on a non-GAAP basis In June 2019, we introduced Omnis - Contact Center Software with “Out-Of-The-Box” capabilities and open channel architecture. We have begun to see initial revenues from this new product, whose introduction has been hampered by the constraints arising from the spread of COVID-19. As previously reported, we are also continuing our efforts to find a suitable M&A candidate for our company which will enhance shareholder value.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements,  customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

Contacts:

Ofira Bar
CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December, 31
	2020	2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,210	$1,732
Restricted cash	431	1,464
Trade receivables	414	499
Other accounts receivable and prepaid expenses	221	236
Assets of discontinued operations	178	172

Total current assets	3,454	4,103

SEVERANCE PAY FUND	350	653

PROPERTY AND EQUIPMENT, NET	49	62

GOODWILL	2,608	3,225

Total assets	$6,461	$8,043

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$110	$149
Deferred revenues	1,020	962
Accrued expenses and other liabilities	1,202	2,317
Liabilities of discontinued operations	488	516

Total current liabilities	2,820	3,944

LONG-TERM LIABILITIES:
Accrued severance pay	417	831
Deferred tax liability	55	163

Total long-term liabilities	472	994

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares	37	30
Preferred Shares	15	16
Additional paid-in capital	31,354	30,635
Treasury shares at cost	(29)	(29)
Accumulated deficit	(28,208)	(27,547)

Total shareholders' equity	3,169	3,105

Total liabilities and shareholders' equity	$6,461	$8,043

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
	Unaudited
Revenues:
Services	$1,815	$2,258	$913	$1,120
Product sales	288	342	35	197

Total revenues	2,103	2,600	948	1,317

Cost of revenues:
Services	693	785	321	393
Product sales	173	196	80	98

Total cost of revenues	866	981	401	491

Gross profit	1,237	1,619	547	826

Operating expenses:
Research and development	-	268	-	135
Selling and marketing	459	553	194	267
General and administrative	937	978	482	484
Goodwill impairment	617	-	617	-

Total operating expenses	2,013	1,799	1,293	886

Operating loss	(776)	(180)	(746)	(60)
Financial income (expenses), net	8	(25)	10	(15)

Loss before taxes on income	(768)	(205)	(736)	(75)
Taxes on income (tax benefit), net	(108)	1	(108)	1

Net loss from continuing operations	(660)	(206)	(628)	(76)
Loss from discontinued operations	(1)	(14)	(13)	(16)

Net loss	$(661)	$(220)	$(641)	$(92)

Net loss per share:
Basic and diluted net loss per share from continuing operations	$(0.12)	$(0.04)	$(0.11)	$(0.02)
Basic and diluted net loss per share from discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)
Basic and diluted net loss per share	$(0.12)	$(0.04)	$(0.11)	$(0.02)
Weighted average number of shares used in computing basic and diluted net loss per share	5,645,400	4,698,440	5,669,621	4,783,115

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,			Three months ended June 30,
	2020	2019		2020	2019
		Unaudited
GAAP net loss from continuing operations	(660)		(206)	(628)		(76)
Stock-based compensation expenses	14		13	7		6
Intangible assets amortization, net of tax effects	-		10	-		5
Goodwill impairment, net of tax effect	617		-	617		-

Non-GAAP net loss	$(29)	$	(183)	$(4)	$	(65)

Net loss per share:

GAAP basic and diluted net loss per share	$(0.12)		$(0.04)	$(0.11)		$(0.02)

Non-GAAP basic and diluted net loss per share	$(0.01)		$(0.03)	$(0.00)		$(0.01)

Weighted average number of shares used in computing non-GAAP basic and diluted net loss per share	5,645,400		4,698,440	5,669,621		4,783,115